Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-211970
Supplementing the Preliminary
Prospectus Supplement dated November 15, 2016
(To Prospectus dated June 28, 2016)

Contacts:
Peter Garcia	Jennifer Williams
PDL BioPharma, Inc.	Cook Williams Communications, Inc.
775-832-8500	360-668-3701
Peter.Garcia@pdl.com	jennifer@cwcomm.org

PDL BioPharma Announces Proposed $150 Million Public Offering of
New Convertible Senior Notes Due 2021
INCLINE VILLAGE, NV, November 15, 2016, PDL BioPharma, Inc. (PDL) (NASDAQ: PDLI) announced today that it intends to offer, subject to market and other conditions, $150 million aggregate principal amount of new convertible senior notes due December 1, 2021 (the Notes) under PDL’s shelf registration statement filed with the U.S. Securities and Exchange Commission (SEC) on June 10, 2016 and declared effective by the SEC on June 28, 2016. RBC Capital Markets (RBC) is acting as sole book-running manager and sole structuring advisor for the Notes offering. PDL also expects to grant the underwriters a 12-day overallotment option to purchase up to an additional $22.5 million aggregate principal amount of Notes on the same terms and conditions.
The Notes will be senior, unsecured obligations of PDL, and interest on the Notes will be payable semi-annually. The Notes may be converted at the option of the holders, under certain circumstances and during certain periods, into cash, shares of PDL’s common stock or a combination of cash and shares of PDL’s common stock, at PDL’s election. The interest rate, initial conversion rate, offering price and other terms of the Notes will be determined by PDL and RBC.
In connection with the offering of the Notes, PDL expects to enter into a capped call transaction with Royal Bank of Canada, an affiliate of RBC (the Counterparty). The capped call transaction is expected generally to offset potential dilution to PDL’s common stock and/or any cash payments PDL will be required to make in excess of the principal amount upon any conversion of the Notes, with such offset subject to a cap. In addition, if RBC exercises its overallotment option to purchase additional Notes, PDL expects to use a portion of the net proceeds from the sale of such additional Notes to enter into an additional capped call transaction.
PDL has been advised that, in connection with establishing their initial hedge of the capped call transaction, the Counterparty expects to enter into various derivative transactions with respect to PDL’s common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of PDL’s common stock or the Notes at that time. In addition, the Counterparty may modify its hedge positions by entering into or unwinding derivatives with respect to PDL’s common stock and/or by purchasing or selling PDL’s common stock in secondary market transactions following the pricing of the Notes (and are likely to do so during any observation period related to a conversion of notes). This activity could also cause or avoid an increase or a decrease in the market price of PDL’s common stock or the Notes, which could affect a holder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of notes, could affect the amount and value of the consideration that a holder will receive upon conversion of the Notes.

PDL intends to use a portion of the net proceeds from the Notes offering to pay the cost of the capped call transactions and to repurchase a portion of its outstanding 4.00% Senior Convertible Notes due 2018. The balance of the net proceeds from the Notes offering will be used to acquire income-generating assets and pharmaceutical products, and for general corporate purposes.

The registration statement pursuant to which this offering is being made is effective pursuant to the Securities Act of 1933. Offers and sales of the Notes may be made only by the prospectus and related prospectus supplement, which, when available, may be obtained from RBC Capital Markets, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281 or by calling (877) 822-4089.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About PDL BioPharma, Inc.

PDL seeks to optimize its return on investments so as to provide a significant return for its shareholders by acquiring and managing a portfolio of companies, products, royalty agreements and debt facilities in the biotech, pharmaceutical and medical device industries. In late 2012, PDL began providing alternative sources of capital through royalty monetizations and debt facilities and in 2016, began making equity investments in commercial stage companies, the first being Noden Pharma DAC. PDL has committed over $1.4 billion and funded approximately $1.1 billion in these investments to date.

PDL was formerly known as Protein Design Labs, Inc. and changed its name to PDL BioPharma, Inc. in 2006. PDL was founded in 1986 and is headquartered in Incline Village, Nevada. PDL pioneered the humanization of monoclonal antibodies and, by doing so, enabled the discovery of a new generation of targeted treatments for cancer and immunologic diseases for which it has received significant royalty revenue.

NOTE: PDL BioPharma and the PDL BioPharma logo are considered trademarks of PDL BioPharma, Inc.

Cautionary Statements Concerning Forward-Looking Statements

This press release contains forward-looking statements. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those, express or implied, in these forward-looking statements. Factors that may cause differences between current expectations and actual results include, but are not limited to, the following:

•	the ability to replace patent licensee revenues following final expiration of our existing patents in December 2014;

•	our ability to realize the benefits from our recent investment in Noden Pharma DAC;

•	the outcome of pending litigation or disputes;

•	the failure of licensees to comply with existing license agreements, including any failure to pay royalties due;

•	our ability to protect our patent and other intellectual property rights through litigation or other means;

•	positive or negative results in our attempt to acquire new income-generating assets, including new patents or royalty rights;

•
the productivity of acquired income-generating assets may not fulfill our revenue forecasts and, if secured by collateral, we may be undersecured and unable to recuperate our capital expenditures in the transaction;

•	the ability of our licensees, or other third parties from which we receive royalty payments, to maintain or obtain regulatory approvals for the products subject to royalties;

•	the ability of our licensees to innovate, develop and commercialize their products;

•
the validity and enforceability of our acquisitions of income-generating assets, including the success of future royalty or product revenue streams and financing arrangements supported by future third party sales or royalties, and approval of licensed products that are in development, continued performance by licensees of their obligations under their agreements directly with us or through those companies for which we have made investments; and

•	fluctuations in foreign currency exchange rates.
Other factors that may cause PDL’s actual results to differ materially from those expressed or implied in the forward-looking statements in this press release are discussed in PDL’s filings with the SEC, including the prospectus supplement and accompanying prospectus related to the convertible note offering and documents incorporated by reference therein especially its Forms 10-K and 10-Q and Current Reports on Form 8-K. PDL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in PDL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based for any reason, except as required by law, even as new information becomes available or other events occur in the future. All forward-looking statements in this press release are qualified in their entirety by this cautionary statement.
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The issuer has filed a registration statement (including the preliminary prospectus supplement, dated November 15, 2016, and accompanying prospectus, dated June 28, 2016) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, dated November 15, 2016, and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281 or by calling (877) 822-4089.